Chapman and Cutler LLP                                    111 West Monroe Street
                                                        Chicago, Illinois  60603


                                October 22, 2018



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7669
              Senior Loan Closed-End and ETF Portfolio, Series 24
                                 (the "Trust")
                      CIK No. 1746959 File No. 333-227459
           ---------------------------------------------------------

Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio Objective

      1. PLEASE CONFIRM AND DISCLOSE IN THE PROSPECTUS THAT SENIOR LOANS MUST BE IN THE TOP TWO DEBT TRANCHES (I.E., FIRST OR SECOND LIEN) IN ORDER TO BE CONSIDERED "SENIOR."

      Response: The Trust confirms that the senior loans in which the Trust invests are those in a company's top two debt tranches (i.e., first or second lien). The following disclosure will be added to the Trust's prospectus:

            Loans in a company's top two debt tranches (i.e., first or second lien) are considered to be senior loans.

      2. THE SECOND AND THIRD PARAGRAPHS UNDER "OBJECTIVES" MAY NOT BE APPROPRIATE STRATEGY DISCLOSURE, BUT MORE SUITED TO SALES LITERATURE. PLEASE CONSIDER DELETING THIS DISCLOSURE.

      Response: The referenced disclosure will be deleted.

      3. PLEASE DISCLOSE THE "SENIOR LOANS" AND "LIQUIDITY" RISKS MORE PROMINENTLY IN THE PROSPECTUS.

      Response: The prospectus will be revised in accordance with this comment.

      4. WE ARE AWARE THAT RATINGS AGENCIES AND THE FINANCIAL MEDIA HAVE RECENTLY REPORTED THAT TYPICAL LENDER PROTECTIONS ARE BEING ERODED AND THAT "COVENANT-LITE" LOANS ARE INCREASINGLY COMMON. IF ANY OF THE UNDERLYING FUNDS IN WHICH THE TRUST INVESTS HOLD "COVENANT-LITE" LOANS, PLEASE DESCRIBE SUCH LOANS AND THE EXTENT TO WHICH THE TRUST IS EXPOSED TO THEM. PLEASE ALSO CONSIDER ADDING RISK DISCLOSURE REGARDING SUCH LOANS.

      Response: The following disclosure will be added to the prospectus;

            The Funds invest significantly in "covenant-lite" loans, which are loans made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By  /s/ Daniel J. Fallon
                                                       _________________________
                                                           Daniel J. Fallon


Enclosures